January 31, 2006

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Stellar Pharmaceuticals Inc.
Form 10-KSB for fiscal year ended December 31, 2004
File No. 000-31198

Please note as a follow up to today’s phone conversation, the Company will supply a response to the SEC’s request for additional information in regards to Comment # 3 relating to Foreign Currency Translations and it’s treatment thereof, no later than Friday, February 3, 2006. This response is in reference to the original letter issued to the Company dated November 23, 2005.

Regards,

Janice Clarke
Chief Financial Officer